

May 27, 2020

Jason Dubinsky
Chief Financial Officer
Morningstar, Inc.
22 West Washington Street
Chicago, IL 60602

> **Re: Morningstar, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 2, 2020**
> **File No. 000-51280**

Dear Mr. Dubinsky:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
6. Segment and Geographical Area Information, page 86

1.   We note from your disclosure on page 11 that your current business model consists of selling products and services within following three major categories: Licensed-based, Asset-based, and Transaction-based (each of which represent more than 10% of total revenues). We also note from Question 3 in the 8-K dated March 13, 2020 that you discuss operating margins for these categories. Provide us with your analysis supporting your conclusion that a single reportable segment is appropriate pursuant to the requirements of ASC 280. Please address the following in your response:
     • We understand that certain of your major products and services have separate chief executive officers, heads, and presidents, etc. Tell us how you define your Chief Operating Decision Maker ("CODM"), for example, an individual or group.

- Explain to us the key measures the CODM uses in assessment of performance and allocation of resources. Tell us if you provide detailed operating margin information, other than at the consolidated level, (e.g., at the major category level, as referenced above or for your major products and services) to the CODM.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Lory Empie, Staff Accountant at 202-551-3714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance